News Release	AMEX, TSX Symbol: NG

Year End Financial Results and Project Development Update

28 February 2006 – Vancouver, British Columbia, NovaGold Resources Inc. is pleased to release the results of its fiscal year ended November 30, 2005 along with an update on the Company’s project development activities.

Highlights

  Over $75 million to be invested on exploration and development programs in 2006
  Rock Creek permitting on track to start construction in 2006
  NovaGold has $215 million cash at February 24, 2006
  Conference call set for March 2, 2006 1pm PST (4pm EST); toll free 1-877-888-4210

The Company had another milestone year in 2005, with continued advancement of its three large, advance stage exploration projects and significant progress in commencing the Company’s first gold production from its Nome Operations with its Rock Creek, Big Hurrah and Nome Gold deposits located in Nome, Alaska.

Detailed engineering work is nearly complete at Rock Creek in preparation for the start of construction. Permitting is progressing on track for completion in mid-2006. The Company has mobilized its haul trucks, loaders, drills and initial supplies to the Port of Nome with a second support barge scheduled to arrive in early summer to allow the Company to meet its target of initial production in the first quarter of 2007 with full commercial operations by the second quarter of 2007 starting at 100,000 ounces per year.

At the Company’s Galore Creek copper-gold-silver deposit in British Columbia, 2005 saw expansion of the project resource, completion of a major 63,000 meter drilling campaign and Pre-Feasibility level economic assessment demonstrating an economically robust project. Also the Company continued to work closely with the Tahltan First Nation and recently signed a comprehensive agreement to support the development of the Galore Creek project. The agreement supports collaboration throughout the Environmental Assessment and the permitting process for Galore Creek.

NovaGold's objective is to commence construction of the Galore Creek project beginning in 2007. In support of this objective the Company looks to submit its Environmental Assessment and Permit Applications and complete an updated Feasibility level resource estimate on the project in the first half of 2006 and complete the final Feasibility Study in the second half of 2006. Galore Creek is anticipated to produce over 300,000 ounces of gold, 2 million ounces of silver and 270 million pounds of copper annually.

At the Donlin Creek project in 2005, Placer Dome spent US$14 million on drilling, Pre-Feasibility engineering design and environmental baseline data collection. Over 27,000 meters were drilled on the project in support of moving the project to Feasibility. In addition continued collection of baseline and environmental assessment data was completed for submission of permitting documents in 2006. Drilling has continued to confirm the geologic model and demonstrate expansion potential with over 3 million ounces of gold recently added to the resource.

With its purchase of the shares of Placer Dome, Barrick Gold Corp. (Barrick) assumes management of the Donlin Creek project under the terms of the Donlin Creek joint venture agreement. Drilling recommenced on the project in February 2006 starting with 4 diamond drills on site with the final program in 2006 anticipated being in excess of $30 million towards drilling, Feasibility studies and permitting. The Company is pleased with Barrick’s rapid progress with its transition team at Donlin Creek and steady advancement of this gold project towards a production decision by November 2007 under the terms of the agreement. As currently envisioned Donlin Creek would produce more that 1 million ounces of gold per year.

At the Company’s Ambler Project in joint venture with Rio Tinto, over 3,000 meters of drilling was completed confirming additional high-grade copper and precious metal mineralization and exploration work has identified a major geophysical anomaly indicated potential for discovery of a new nearby deposit which will be tested in 2006. An updated resource estimate is in progress for use in a Preliminary Economic Assessment study in the second half of 2006. NovaGold has significantly expanded its claim holdings in the district to over 378 square kilometers.

With the recent additions to the NovaGold management team including Peter Harris, former Senior VP of Project Development for Placer Dome, as Chief Operating Officer, along with several other experienced engineering and operations personnel, the Company is preparing to successfully make the transition to a junior producer over the next year. The Company then anticipates being able to grow that production to over 700,000 ounces of gold per year at a company wide total cash cost of less than $100 per ounce net of copper credits by 2010-11 from its existing portfolio of assets.

The past year was an exciting one for the Company and NovaGold is exceptionally well positioned in 2006 to take full advantage of the growing demand for metals from its large and growing North American gold and copper resource base and to add significant new value for shareholders and for the communities in which we work.

Results of Operations

The Company had a net loss of $5.8 million (or $0.09 per share) for the year ended November 30, 2005, compared with a net loss of $8.4 million (or $0.14 per share) in 2004 and a net loss of $7.0 million (or $0.14 per share) in 2003. The main factors for the reduction in net loss of $2.6 million were the decrease in stock based compensation, increase in foreign exchange gain and a future income tax recovery of $2.6 million, offset by increases in almost all other expense categories as a result of the significant increase in activity during 2005 since property expenditures have increased from $27 million in 2004 to $77 million in 2005.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2005 compared with $2.5 million in 2004 and $1.2 million in 2003. The main reduction in sales was caused by the strengthening of the Canadian dollar by 7% from 2004 to 2005 since the Company’s sales are entirely denominated in United States dollars. Interest income increased to $1.5 million for the year ended November 30, 2005 compared with $1.3 million in 2004 and $0.3 million in 2003 due to the Company’s larger cash balances held during the year together with slowly increasing interest rates.

Expenses were $11.3 million for the year ended November 30, 2005 compared with $12.0 million in 2004 and $8.3 million in 2003, including in those years $3.4 million, $5.8 million and $23,000, respectively, for the non-cash stock based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $7.8 million in 2005 compared with $6.1 million in 2004 and $5.4 million in 2003. G&A costs increased by $0.6 million from 2004 to 2005. The largest increase in 2005 was due to accrued government interest charges of $0.4 million related to the $20 million flow-through share financing completed in 2004, where the Company had issued shares at a $4 million premium to the then prevailing share price. In addition G&A costs increased because of expanded office requirements and support costs. Corporate development and communications increased by $0.3 million to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $0.3 million due in part to increased legal fees and financing expenses. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

Outlook

At November 30, 2005 the Company had cash and cash equivalents of $33.3 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million and at February 24, 2006 the

Company had cash and cash equivalents of $215 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 meters of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia.

At the Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 meter drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company’s audited financial statements and the management’s discussion and analysis for the year ended November 30, 2005 can be found on SEDAR at www.sedar.com and on the Company’s website at www.novagold.net.

Conference Call Thursday March 2, 2006

NovaGold will hold a conference call and webcast on Thursday, March 2, 2006 1pm PST (or 4pm EST) to discuss its financial results for the year ended November 30, 2005 and give an update on the Company’s project development activities. To participate in the conference call, dial 416-695-5261 or toll free 1-877-888-4210. Live audio and a presentation will be simultaneously broadcast on NovaGold’s website at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Don MacDonald, CA,	Greg Johnson, Vice President
Senior Vice President & CFO	Corporate Communications and Strategic Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@novagold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.